					Exhibit 12.1
The Manitowoc Company, Inc.
Statement of Computation of Ratio of Earnings
Earnings to Fixed Charges

	Earnings to Fixed Charges
	(in thousands, except Ratio Data)
	For the year ended December 31,
	2002	2001	2000	1999	1998	1997

Earnings from continuing operations, before income taxes	$ 62,780	$ 79,475	$ 89,441	$ 96,414	$ 77,282	$ 54,215
Fixed charges	58,729	42,275	15,509	12,374	10,595	7,221
Total earnings available for fixed charges	121,509	121,750	104,950	108,788	87,877	61,436

Fixed Charges:
Interest expense (1)	47,872	34,204	12,137	10,143	9,274	5,896
Amortization of deferred financing costs (1)	4,091	3,204	672	637	420	300
Portion of rent deemed interest factor (2)	6,766	4,867	2,700	1,594	901	1,025
Total fixed charges	58,729	42,275	15,509	12,374	10,595	7,221

Ratio of earnings to fixed charges	2.1x	2.9x	6.8x	8.8x	8.3x	8.5x

Notes for explanations:

NOTE - 1997 through 2001 amounts have been restated for the discontinued operations presentation of Manitowoc Boom Trucks, Inc. and Femco Machine Company, Inc.

(1)	Amortization of deferred financing costs is included in interest expense in the company's Consolidated Statement of Earnings:

	For the year ended December 31,
	2002	2001	2000	1999	1998	1997

Interest expense per statement of earnings	$ 51,963	$ 37,408	$ 12,809	$ 10,780	$ 9,694	$ 6,196
Less amortization of deferred financing costs	4,091	3,204	672	637	420	300
Interest expense	$ 47,872	$ 34,204	$ 12,137	$ 10,143	$ 9,274	$ 5,896

(2)	One third of all rent expense is deemed representative of the interest factor.